Exhibit E-6

Exhibit E-6

Eidos PLC - Trading and Release Schedule Update
For immediate release
21 January 2003

Eidos plc
Trading and Release Schedule Update

Trading Update: Eidos Expects To Return To Profitability

Eidos plc (LSE:EID.L, NASDAQ:EIDSY), one of Europe's leading publishers and developers of entertainment software, today reports a robust performance during the Christmas trading period, due in particular to continued strong sales of the pillar titles Hitman 2 and TimeSplitters 2, whose combined sales to date are 2.9 million units.

On 6 March the Company will announce its results for the six months ended 31 December 2002, and in respect of which the Company expects to move into profit at the half year. A strong sales contribution from the North American market represented in excess of 45% of H1 sales, up from 34% for the 15 months reported to 30 June 2002. The retail discounting that has occurred in certain markets over the Christmas period has not adversely affected the Company's margins.

The Board is also pleased to report a continuing strong cash position with a positive cash flow in the period leading to a net cash balance of c.£50 million as at 31 December 20029. Prudent management of the cost base continues.

Release Schedule Update: Very Strong H2 Line-up

The Company has a very strong line-up of releases scheduled for the second half of the financial year, including:

Praetorians, the 3D strategy game, which has already received favourable media previews, will be released on PC format towards the end of February;
Championship Manager 4, the next edition of the critically acclaimed Championship Manager series, will be released on PC by the end of March. The later release has enabled the Company to include a new match play engine to further enhance the game play experience; and Tomb Raider: The Angel of Darkness, the next instalment of one of the games industry's strongest franchises, will now launch exclusively on PS2 (for video game consoles) and PC early in the fourth quarter of this financial year. Significant progress has been made in the final stages of development. Management believe that the game will benefit from continued game play enhancement, which will require further time. The Board remains confident in the opportunity to exploit fully this key franchise.

Given the expected performance in the first half of the financial year and the strong second half release schedule of pillar titles, the Board remains confident that the Company will meet current market expectations for the year to 30 June 2003.

Exhibit E-6

CEO, Mike McGarvey, said:

"We are very pleased to be returning the Company to profitability based on the success of our ever expanding games portfolio combined with the benefits of an aggressive cost reduction programme which we have undertaken. Looking forward, we have a strong line-up of new releases for the second half and are optimistic about the potential for our business to continue to deliver improved performance.

Whilst the release of Tomb Raider: The Angel of Darkness has been delayed, we believe that the game will benefit substantially from the marketing of the new Lara Croft movie, Tomb Raider: The Cradle of Life, scheduled to be released this summer."

Enquiries:

Eidos plc	020 8636 3000
Mike McGarvey, CEO
Stuart Cruickshank, CFO

Brunswick	020 7404 5959
Jonathan Glass/ James Crampton
Nina Pawlak	(001) 212-333-3810

Notes

1. As stated in the 2002 Annual Report and Accounts, during the period to 30 June 2002, the Group received a cash tax rebate of £11,387,000 comprising £10,456,000 principle sum plus £931,000 accrued interest. This amount was received following the submission of a claim to the Inland Revenue which claim remains outstanding (as does therefore the permanent retention of these monies by the Company) and is subject to final agreement by the Inland Revenue. The c£50 million of net cash balance as at 31 December 2002 is therefore stated excluding this amount.

2. Certain statements made in this announcement with respect to the Group's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act of 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including, without limitation, general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterised by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in reports and filings made by Eidos plc with the SEC. The Company undertakes no obligation to update any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

3. The Company name and other brand and/or product names referred to in this statement are registered trademarks or trademarks pending registration in accordance with the relevant national laws worldwide. All rights reserved.

Exhibit E-6